650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

CONFIDENTIAL TREATMENT REQUESTED
BY APIGEE CORPORATION: APIC-0001

April 6, 2015

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs Katherine Wray Juan Migone Stephen Krikorian

Re:	Apigee Corporation Registration Statement on Form S-1 File No. 333-202885 Request for Confidential Treatment

Ladies and Gentlemen:

On behalf of Apigee Corporation, a Delaware corporation (the “Company”), and in connection with the submission of a letter dated January 9, 2015 (the “First Response Letter”) submitted in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 24, 2014, relating to the Company’s Registration Statement on Form S-1 (File No. 333-202885), confidentially submitted to the Commission on November 26, 2014, originally publicly filed on March 20, 2015 and amended on March 30, 2015 (the “Registration Statement”), we submit this supplemental letter to further address comment #25 of the First Response Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the

AUSTIN    BEIJING    BRUSSELS    GEORGETOWN, DE    HONG KONG    LOS ANGELES    NEW YORK

PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 6, 2015	BY APIGEE CORPORATION: APIC-0001

Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter. In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

25.	When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your offering. When the estimated IPO price is included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

The Company supplementally advises the Staff that, beginning on March 31, 2015, it initiated valuation discussions with the underwriters for the Company’s initial public offering, and on April 3, 2015 representatives from the lead underwriters, on behalf of the underwriters, advised the Company that, based on then-current market conditions, it anticipated that the underwriters would recommend to the Company a preliminary price range of $[***] to $[***] per share (the “Preliminary Price Range”), which takes into account an anticipated [***] reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). Prior to April 3, 2015, the underwriters did not deliver the Preliminary Price Range for the initial public offering.

The Company expects to include the Preliminary Price Range in an amendment to the Registration Statement that will precede the commencement of the Company’s road show. This price range is subject to further revision based on market conditions, business developments and other factors.

The Company supplementally advises the Staff that the Company’s board of directors determined that the fair value of its common stock for awards granted on March 27, 2015 was $2.31 per share prior to giving effect to the Reverse Stock Split (or $[***] per share after giving effect to the Reverse Stock Split). At the time of the grants on March 27, 2015, the Company’s board of directors carefully considered all relevant information available to it, including the most recent valuation report of its third-party independent valuation firm (the “Valuation Report”), which Valuation Report concluded that, as of February 23, 2015, the fair market value of the Company’s common stock was $2.31 per share prior to giving effect to the Reverse Stock Split (or $[***] per share after giving effect to the Reverse Stock Split). The board of directors determined that there were no material changes in the Company’s business since February 23, 2015, or in the assumptions upon which the Valuation Report was based, that affected the fair value of its common stock.

The fair value of the Company’s common stock as determined by the Company’s board of directors on March 27, 2015 (after giving effect to the Reverse Stock Split), is $[***] per share [***] the midpoint of the Preliminary Price Range.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 6, 2015	BY APIGEE CORPORATION: APIC-0001

Please note that the Valuation Report used a hybrid Probability Weighted Expected Return Method (“PWERM”) that incorporated an initial public offering (“IPO”) scenario, weighted at 85%, and a non-IPO scenario using an Option Pricing Method backsolve calculation, weighted at 15%. The Valuation Report reflects a 6% discount for lack of marketability. In addition, the Valuation Report applied a 16% present value discount rate to the IPO scenario based on an assumed IPO date approximately two months from the date of the Valuation Report. Without applying these discounts and weighting the completion of an IPO scenario at 100%, the fair value of the Company’s common stock after giving effect to the Reverse Stock Split would have been $[***] per share, after giving effect to the Reverse Stock Split, or $[***] per share [***] the top of the Preliminary Price Range.

As detailed in the Registration Statement, the Company and its board of directors have consistently sought to comply with the form and substance of the American Institute of Certified Public Accounts Practice Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). As of March 27, 2015, the Company’s board of directors consisted of individuals with significant experience in business, finance, venture capital and/or private equity and significant experience in valuing technology companies, including determining the fair values of the common stock of such companies. The Company’s board of directors reached its determination of the estimated fair value of the Company’s common stock after thorough discussions and made its determination in good faith, based on the information available on the date of grant, including the Valuation Report noted above.

* * * *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
April 6, 2015	BY APIGEE CORPORATION: APIC-0001

Please indicate receipt of this request for confidential treatment by date stamping the enclosed copy of the first page of this letter and returning it in the envelope provided.

Please contact me at (650) 320-4597 or mbaudler@wsgr.com, or my colleague, Andrew D. Hoffman, at (650) 849-3240 or ahoffman@wsgr.com if you have any questions regarding the foregoing. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Mark Baudler

Mark Baudler

Enclosures

cc:	Chet Kapoor, Apigee Corporation

Stacey Giamalis, Apigee Corporation

Tim Wan, Apigee Corporation

Don Dixon, Apigee Corporation

David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew S. Williamson, Cooley LLP

Charles S. Kim, Cooley LLP

David Peinsipp, Cooley LLP

Stanton Jee, KPMG LLP